SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2009 RESULTS
(Rio de Janeiro – May 29, 2009) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income in the first quarter of 2009 was 41.4% lower than in the first quarter of 2008, primarily due to lower oil prices and a decrease in domestic demand for oil products. This decrease was partially offset by a 6.7% upturn in oil and gas production in Brazil and the increase in diesel and gasoline prices in May 2008, as well as by reduced imports and lower production taxes due to lower oil prices.

Consolidated operating income in the first quarter of 2009 increased 83.6% compared to the fourth quarter of 2008 due to the capital discipline imposed by the Company and by decreased losses from impairment charges and inventory devaluation. These effects offset the decline in net operating income caused by lower domestic and international demand, the sale of inventories acquired at a higher average unit cost and the non-recurrence of a tax benefit related to interest on shareholders’ equity in the fourth quarter of 2008.

Total domestic and international oil and gas production increased 2.2% in the first quarter of 2009 compared to the fourth quarter of 2008 due to production from new platforms in the Marlim Sul (P-51) and Marlim Leste (P-53) fields, and total production increased 5.8% compared to the same quarter a year ago as a result of output from the P-51 and P-53 platforms and from the Agbami field in Nigeria, as well as increased output from the P-52 and P-54 platforms, which more than offset the natural decline in the mature fields.

Expanding future oil and gas production capacity in Brazil was our investment priority for the first quarter of 2009, in accordance with the targets defined in our 2009-2013 Business Plan.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

As we release our results for the first quarter of 2009, we are proud to report that Petrobras reached a historic milestone 11 days ago when we began the extended well test (EWT) at Tupi and produced first oil from the pre-salt layer of the Santos Basin. If the beginning of Tupi production points to a bright future, our excellent first quarter results indicate a comfortable present.

The Tupi EWT marks the beginning of a new era. The development of a new exploratory frontier not only brings enormous reserve potential, but also presents technological and logistical challenges. The Tupi EWT, which will last for 15 months, will begin production via the FPSO BW Cidade de São Vicente at a water depth of 2,140 meters, and will collect crucial technical data for the development of the pre-salt reservoirs. It is extremely gratifying to see Petrobras initiating output in one of the world’s most promising and challenging oil-producing regions, thanks to Petrobras’ technical specialists and all those who believe in the Company.

Although the pre-salt possibilities are tremendously exciting, we must not forget that we also have enormous resources awaiting development in the traditional areas of the Campos Basin, which will make a decisive contribution to continued production growth. In the first quarter of 2009, Brazil’s oil output increased by 4.7% compared to the fourth quarter of 2008, and 7.5% compared to the first quarter of 2008. On May 4, we achieved a new daily production record of 2,059 mbbl/d, confirming our growth projections.

We also recorded some notable achievements on the exploration front, including the discovery of a new deposit in the pre-salt layer of Block BMS-9 in the area of well 4-BRSA-709, known as Iguaçu. In another area of the Campos Basin, closer to the coast and in shallower water, we discovered oil in the pre-salt layer of Block BM-S-52, known as Corcovado-1. Confirming potential light oil and gas production in the shallow waters in the south of the Campos Basin, we declared the commercial feasibility of a new field, called Pirarucá.

Our healthy results, even in an adverse economic climate, underline the robustness of our portfolio and the solidity of our management. In a quarter when Brent crude averaged U.S.$44 per barrel, versus an average of U.S.$97 per barrel in the first quarter of 2008 (54.6% down year-on-year), we posted a net income of U.S.$2,636 million and continued to generate strong cash flow, with EBITDA of U.S.$5,521 million.

During the first quarter of 2009, our capital spending totaled U.S.$6,330 million, largely financed from internally generated funds. We continue to enjoy access to capital from a wide range of sources; this quarter we raised U.S.$2,608 million from the international debt capital markets, commercial banks and export credit agencies (ECAs). We are confident that internal cash generation and the availability of funding from different sources will ensure adequate resources to grow our production and integrate it with our downstream businesses.

Investing in growth is our priority, but these investments are always underpinned by capital discipline and cost optimization. We are doing everything possible to ensure that costs for all our projects are aligned with the current market and the industry. Concepts such as simplification, standardization and duplication, together with initiatives to stimulate the expansion and diversification of the supply chain, will all contribute towards meeting the goals of our 2009-2013 Business Plan at competitive prices.

Even during this period of instability and uncertainty, we continued investing, confident that we have one of the best project and opportunity portfolios in the world. Thanks to our efficiency and capital discipline, we are in a comfortable position in regard to cash flow capacity and access to financing. Oil prices are beginning to recover, and the markets are becoming more robust. Petrobras will follow its path of investment, growth and value creation, producing increasing quantities of oil, energy and wealth for its shareholders, investors and society as a whole.

Financial Highlights

		For the first quarter of
	Income statement data
4Q-2008	(in millions of U.S. dollars, except for per	2009	2008
	share and per ADS data)
28,039	Sales of products and services	22,899	33,351
22,337	Net operating revenues	18,212	26,342
1,032	Financial income (expense), net	-	279
2,166	Net income for the period	2,636	4,501
	Basic and diluted earnings per common and
0.25	preferred share(1)	0.30	0.51
0.50	Basic and diluted earnings per ADS (1)	0.60	1.02

	Other data
33.9	Gross margin (%) (2)	45.0	41.6
9.7	Net margin (%) (3)	14.5	17.1
51	Debt to equity ratio (%) (4)	51	49

	Financial and Economic Indicators

55.00	Brent crude (U.S.$/bbl)	44.00	97.00
	Average Commercial Selling Rate for U.S. dollar
2.2802	(R$/U.S.$)	2.3152	1.7388
	Period-end Commercial Selling Rate for U.S.
2.3370	dollar (R$/U.S.$)	2.3152	1.7491

(1)	For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of March 31, 2009.
(2)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(3)	Net margin equals net income divided by net operating revenues.
(4)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

		For the first quarter of
4Q-2008		2009	2008

2,166	Net income for the period	2,636	4,501
1,285	Depreciation, depletion and amortization	1,328	1,450
519	Impairment	-	-
(508)	Financial income	(337)	(441)
224	Financial expense	126	109
	Monetary and exchange variation on monetary
(748)	assets and liabilities, net	211	53
1,656	Total income tax expense	1,297	2,061
317	Equity in results of non-consolidated companies	15	(81)
233	Other expenses, net	131	-
	Noncontrolling interest in results of consolidated
(1,184)	subsidiaries	114	67

3,960	Adjusted EBITDA	5,521	7,719

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first quarter of 2009 and for the first quarter of 2008 has been affected by the 33.1% decrease in the value of the Real against the U.S. dollar during that period.

OPERATING HIGHLIGHTS

		For the first quarter of
4Q-2008		2009	2008

	Average daily crude oil and gas production
2,000	Crude oil and NGLs (mbbl/d) (1)	2,078	1,938
1,865	Brazil	1,952	1,816
121	International	114	108
14	Non-consolidated international production(2)	12	14
2,568	Natural gas (mmcf/d) (3)	2,424	2,448
1,980	Brazil	1,854	1,824
588	International	570	618

	Crude oil and NGL average sales price (U.S. dollars per bbl)
47.95	Brazil (4)	32.23	86.13
47.37	International	39.21	62.23

	Natural gas average sales price (U.S. dollars per mcf)
5.79	Brazil	5.25	6.19
2.97	International	2.13	2.83

	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
8.24	Excluding production taxes (5)	7.82	8.66
18.11	Including production taxes (5)	14.69	24.82
5.36	Crude oil and natural gas – international	4.61	4.01

	Refining costs (U.S. dollars per boe)
2.33	Brazil	2.58	3.61
3.70	International	4.57	6.17
	Refining and marketing operations (mbbl/d)
2,223	Primary Processed Installed Capacity	2,223	2,167
	Brazil (6)
1,942	Installed capacity	1,942	1,986
1,708	Output of oil products	1,771	1,776
87%	Utilization	91%	89%
	International
281	Installed capacity	281	181
209	Output of oil products	220	116
64%	Utilization	69%	60%

78	Domestic crude oil as % of total feedstock processed	80	79
	Imports (mbbl/d)
276	Crude oil imports	426	352
123	Oil product imports	140	228
	Exports (mbbl/d)
559	Crude oil exports (7)(8)	451	314
231	Oil product exports (8)	215	259

391	Net exports (imports) of crude oil and oil products	100	(7)

	Other Imports and Exports (mbbl/d)
182	Imports of LPG and other products	130	194
1	Exports of other products (8)	1	2

	Sales Volume (mbbl/d)
1,783	Oil products	1,609	1,703
37	Ethanol and other products	97	76
302	Natural gas	215	302

2,122	Total domestic market	1,921	2,081
791	Exports	667	574
440	International sales and other operations	682	557

1,231	Total international market (7)	1,349	1,131

3,353	Total	3,270	3,212

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include LNG. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	Production taxes include royalties, special government participation and rental of areas.
(6)	As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).
(7)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(8)	Includes exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Natural decline in production from mature fields was offset by increased production from platforms P-52 and P-54 in the Roncador field, and the start-up of platforms P-53 in the Marlim Leste field in the fourth quarter of 2008, and P-51 in the Marlim Sul field in the first quarter of 2009.

International consolidated crude oil production increased due to the start-up of production from the Agbami field in Nigeria in July 2008. This upturn was partially offset by the reduction of output in Ecuador due to the sale of a part of our interest in Block 18 and to the effects of hurricane damage in the United States from September 2008.

Natural Gas

Domestic natural gas production increased 1.6% due to increased production from new platforms.

International gas production decreased 7.8% due to reduced imports of Bolivian gas reflecting reduced demand for natural gas at our gas-powered thermoelectric plants, which supplement the base hydroelectric system. Power generation at Brazil’s hydroelectric plants increased in the first quarter of 2009 due to heavy rainfall.

Lifting Costs

Excluding the impact of the depreciation of the Real, our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 7.0% compared to the first quarter of 2008 due to the higher well interventions and equipment maintenance, the increased initial unit cost of the new production systems, which will gradually come down as production moves up, and the increase in personnel expenses related to 2008/09 collective bargaining agreement.

Our production taxes in Brazil on a per barrel basis decreased 57.5% to U.S.$6.87 per barrel for the first quarter of 2009 compared to U.S.$16.16 for the first quarter of 2008. This decrease is attributable to a 55.7% reduction in the reference price used to calculate royalties for our domestic production, which averaged U.S.$36.41 in the first quarter of 2009 compared to U.S.$82.12 in the first quarter of 2008, reflecting the average Brent price on the international market.

The upturn in our international lifting costs was primarily due to decreased output attributable to the sale of part of Block 18 in Ecuador, where production costs are lower than the international average, and initial production costs in the Akpo field in Nigeria.

Refining

Our refinery output in Brazil in the first quarter of 2009 remained relatively constant compared to the first quarter of 2008.

Our international refinery output increased due to the inclusion of the Nansei Sekiyu Kabushiki Kaisha (NSS) Refinery in Okinawa, Japan acquired in April 2008, and to the resumption of normal operations at the Pasadena Refinery in the United States after scheduled stoppages in 2008.

Refining Costs

Excluding the impact of the depreciation of the Real, our year-on-year refining costs in Brazil fell by 4.0% due to reduced expenses from scheduled stoppages, third-party services and lower electricity costs.

International refining costs decreased due to higher processed crude volume and lower maintenance costs, attributable to the resumption of normal operations at the Pasadena Refinery and the inclusion of the NSS Refinery beginning in April 2008, where refining costs are lower than the international average.

Sales Volume

Our domestic sales volume decreased 7.7% to 1,921 mbbl/d in the first quarter of 2009 compared to 2,081 mbbl/d in the first quarter of 2008 due to lower sales of diesel, naphtha and natural gas. The decrease in diesel sales was attributable to the absence of production from emergency diesel-powered thermoelectric plants in the first quarter of 2009, an increase in the mandatory percentage of biodiesel to 3% beginning in July 2008, and substantial decline in industrial output. The decrease in naphtha sales was due to the economic crisis that affected all segments of the petrochemical market beginning in the fourth quarter of 2008, resulting in reduced demand at our cracking plants. Natural gas sales were also affected by reduced demand in the non-thermal market due to the economic crisis. Other factors that contributed to the downturn included the bursting of the Transpetro gas pipeline due to the heavy rainfall in the south of Brazil and the competitive price of fuel oil compared to natural gas.

Our sales volumes in the international market increased 22.4% to 682 mbbl/d in the first quarter of 2009 compared to 557 mbbl/d in the first quarter of 2008, primarily due to the inclusion of sales volume from the NSS Refinery acquired in April 2008 and increased trading operations.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in the three-month period ended March 31, 2009 (a depreciation of 33.1%), the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the three-month period ended March 31 2009 and in the three-month period ended March 31, 2008, was impacted by the decrease in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	For the three-month periods
	ended March 31,
	2009	2008
	(U.S.$ million)
Exploration and Production	1,063	5,450
Supply	1,912	(396)
Gas and Energy	(26)	(250)
International	(166)	44
Distribution	95	180
Corporate	(472)	(260)
Eliminations	230	(267)

Net income	2,636	4,501

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

The reduction in net income from Exploration and Production for the first quarter of 2009 compared to the first quarter of 2008 reflects the decline in international prices, the decrease in natural gas sale/transfer volume due to reduced demand, increased exploration costs due to write-offs of dry or economically unviable wells and higher geology and geophysics costs.

These effects were offset by the 7.5% increase in oil and NGL production and a decrease in production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$ 10.77/bbl in the first quarter of 2008 to U.S.$ 12.17/bbl in the first quarter of 2009.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The increase in net income for our Supply segment in the first quarter of 2009 compared to the same period of 2008 was due to lower oil acquisition/transfer costs and the decrease in oil products import costs, reflecting the trend in international prices.

These effects were partially offset by higher freight charges on exports and trading transactions due to increased sales volume.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The improved result for our Gas and Energy segment in the first quarter of 2009 compared to the same period of 2008 was due to a reduction in fines paid for failure to deliver contracted amounts of electricity attributable to improvements in our natural gas infrastructure and increased supply of natural gas, as well as lower costs for purchasing electricity from third parties to fulfill our contractual commitments.

These effects were partially offset by reduced thermoelectric output as a result of abundant rainfall supplying Brazil’s hydroelectric stations, and a decline in natural gas sales volume.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

The decrease in net income from the International segment in the first quarter of 2009 compared to the first quarter of 2008 was due to reduced margins reflecting the decline in international oil prices, decreased results from non-consolidated companies in Venezuela and Argentina and to provision for losses in Pasadena Investments.

Theses effects were offset by a reduction in income tax and minority interest expenses.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The decrease in net income from Distribution in the first quarter of 2009 compared to the first quarter of 2008 was primarily due to a reduction in the average realization price. This effect was partially offset by a 7,9% upturn in sales volume, reflecting the consolidation of Alvo Distribuidora.

This segment accounted for 38.8% of the total Brazilian distribution market in the first quarter of 2009 compared to 35.9% in the first quarter of 2008.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead, actuarial expenses related to our pension and health care plans for inactive participants.

The increase in net loss for our Corporate segment in the first quarter of 2009 compared to the same period in 2008 was primarily due to higher net financial expenses. This effect was partially offset by an increase in income tax and social contribution credits.

RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2008

The comparison between our results of operations has been affected by the 33.1% decrease in the value of the Real against the U.S. dollar in the three-month period ended March 31 2009 compared to the three-month period ended March 31, 2008.

Revenues

Net operating revenues decreased 30.9% to U.S.$18,212 million in the three-month period ended March 31 2009 compared to U.S.$26,342 million in the three-month period ended March 31, 2008. This decrease was primarily attributable to lower average sales prices of crude oil and natural gas in domestic and international markets and lower sales volumes in the domestic market.

Consolidated sales of products and services decreased 31.3% to U.S.$22,899 million in the three-month period ended March 31 2009 compared to U.S.$33,351 million in the three-month period ended March 31 2008, due to the decreases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

  Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes decreased 28.4% to U.S.$4,219 million in the three-month period ended March 31, 2009, compared to U.S.$5,896 million in the three-month period ended March 31, 2008, primarily due to lower prices and lower domestic sales volumes; and

  Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which decreased 58.0% to U.S.$468 million in the three-month period ended March 31, 2009 compared to U.S.$1,113 million in the three-month period ended March 31, 2008, primarily due to lower prices and lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the three-month period ended March 31, 2009 decreased 34.9% to U.S.$10,020 million, compared to U.S.$15,380 million in the three-month period ended March 31, 2008. This decrease was principally a result of:

  27.7% (U.S.$1,511 million) decrease in the cost of imports due to lower volumes and prices;

  42.3% (U.S.$847 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

  24.5% (U.S.$593 million) decrease in production taxes and charges imposed by the Brazilian government totaling U.S.$1,826 million in the three-month period ended March 31, 2009 compared to U.S.$2,419 million in the three-month period ended March 31, 2008. Production taxes and charges include royalties, which decreased 28.6% to U.S.$915 million in the first quarter of 2009 compared to U.S.$1,281 million in the same period last year, and a special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which decreased 19.1% to U.S.$899 million in the first quarter of 2009 compared to U.S.$1,111 million in the same period last year. The decrease in production taxes and charges in the first quarter of 2009 was due primarily to a 55.7% decrease in the reference price used to calculate royalties for domestic production (U.S.$534 million of the total), and decreased output (U.S.$59 milliion of the total); and

  43.5% (U.S.$203 million) decrease in costs related to the generation and purchase of electricity for sale.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses decreased 8.4% to U.S.$1,328 million in the three-month period ended March 31, 2009 compared to U.S.$1,450 million in the three-month period ended March 31, 2008. Depreciation, depletion and amortization increased when expressed in Reais in the first quarter of 2009 compared to the same period of 2008 due to higher capital expenditures and increased domestic oil and gas production.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 10.5% to U.S.$420 million in the three-month period ended March 31, 2009, compared to U.S.$380 million in the three-month period ended March 31, 2008. This increase was primarily attributable to higher expenses related to the write-off of dry and economically unviable wells in Brazil (U.S.$78 million) and abroad (U.S.$31 million), as a result of the intensification of our investment program.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 15.6% to U.S.$1,440 million in the three-month period ended March 31, 2009 compared to U.S.$1,706 million in the three-month period ended March 31, 2008.

Selling expenses decreased 12.7% to U.S.$718 million in the three-month period ended March 31, 2009 compared to U.S.$822 million in the same period last year. Excluding the impact of the depreciation of the Real, selling expenses increased 7.6% in the first quarter of 2009 compared to the same period of 2008, due to higher exports and trading, which led to increased ship chartering (U.S.$27.3 million of the total increase), higher personnel expenses (U.S.$5.6 million of the total increase) and additional technical consulting services (U.S.$54.7 million of the total increase). These increases were partially offset by a U.S.$27 million reduction in allowance for doubtful accounts.

General and administrative expenses decreased 18.3% to U.S.$722 million in the three-month period ended March 31, 2009 compared to U.S.$884 million during the same period last year. Excluding the impact of the depreciation of the Real, general and administrative expenses increased in the first quarter of 2009 compared to the same period of 2008, due to higher personnel costs as a result of an increased workforce and pay raises in Brazil and the inclusion of expenses from the NSS Refinery in Japan.

Research and Development Expenses

Research and development expenses decreased 38.4% to U.S.$146 million in the three-month period ended March 31, 2009, from U.S.$237 million in the three-month period ended March 31, 2008. This lower expense was primarily due to the decrease on the average sales prices which is the basis for a fixed 0.5% provision for expenses on research and development investment according to Regulation ANP 05/2005.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 20.2% to U.S.$166 million in the three-month period ended March 31, 2009 compared to U.S.$208 million in the three-month period ended March 31, 2008. Excluding the impact of the depreciation of the Real, the employee benefit expense for non-active participants remained relatively constant during the three–month period ended March 31, 2009 compared to the same period of 2008.

Other Operating Expenses

Other operating expenses decreased 27.7% to U.S.$436 million in the three-month period ended March 31, 2009 from U.S.$603 million in the three-month period ended March 31, 2008. A breakdown of other operating expenses by segment is included on page 27.

The most significant changes between the three-month period ended March 31, 2009 and March 31, 2008 were:

•	a U.S.$98 million extraordinary expense for marking inventory to market value in the first quarter of 2009;

•	100.0% (U.S.$31 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$62 million in the first quarter of 2009 compared to U.S.$31 million in the first quarter of 2008;

•	23.9% (U.S.$11 million) decrease in expense for health, safety, and environment (HSE) to U.S.$35 million in the first quarter of 2009 compared to U.S.$46 million in the first quarter of 2008;

•	17.2% (U.S.$16 million) decrease in operating expense at thermoelectric power plants, to U.S.$77 million in the first quarter of 2009 compared to U.S.$93 million in the first quarter of 2008;

•	62.9% (U.S.$56 million) decrease in expense for losses and contingencies related to legal proceedings to U.S.$33 million in the first quarter of 2009 compared to U.S.$89 million in the first quarter of 2008; and

•	48.1% (U.S.$77 million) decrease in expense for institutional relations and cultural projects, to U.S.$83 million in the first quarter of 2009 compared to U.S.$160 million in the first quarter of 2008.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$15 million in the three-month period ended March 31, 2009 compared to a gain of U.S.$81 million in the three-month period ended March 31, 2008, due mainly to losses from international companies in Argentina and Venezuela.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased 23.6% to U.S.$337 million in the three-month period ended March 31, 2009 compared to U.S.$441 million in the three-month period ended March 31, 2008. This decrease was primarily attributable to lower financial interest income on investments in the three-month period ended March 31, 2009 (U.S.$95 million decrease). A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Financial Expenses

Financial expenses increased 15.6% to U.S.$126 million in the three-month period ended March 31, 2009 compared to U.S.$109 million in the three-month period ended March 31, 2008. This increase was primarily attributable to increased financial expenses related to our debt in the three-month period ended March 31, 2009 (U.S.$138 million increase). These increases were partially offset by a 15.4% (U.S.$ 60 million) increase in capitalized interest. A breakdown of financial expenses is set forth in Note 11 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Monetary and Exchange Variation

Monetary and exchange variation increased to a loss of U.S.$211 million in the three-month period ended March 31, 2009 compared to a loss of U.S.$53 million in the three-month period ended March 31, 2008. The increased loss from monetary and exchange variation is primarily attributable to the 33.1% decrease in the value of the Real against the U.S. dollar in the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 42.2% to U.S.$63 million in the three-month period ended March 31, 2009 compared to U.S.$109 million in the three-month period ended March 31, 2008. This decrease is primarily attributable to the elimination of CPMF in the first quarter of 2008, a tax payable in connection with certain bank account transactions, as well as the reduction in IOF, a tax payable on financial transactions and investments.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a loss of U.S.$131 million in the three-month period ended March 31, 2009 compared to zero in the three-month period ended March 31, 2008. This increase was primarily attributable to provision for losses in Pasadena Investments (U.S.$147 million).

Income Tax (Expense) Benefit

Income before income taxes and noncontrolling interest decreased 39.0% to U.S.$4,047 million in the three-month period ended March 31, 2009 compared to U.S.$6,629 million in the three-month period ended March 31, 2008. Income tax expense decreased 37.1% to U.S.$1,297 million in the three-month period ended March 31, 2009, compared to U.S.$2,061 million in the three-month period ended March 31, 2008. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

Our financing strategy is designed to help us achieve the targets set forth in our Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2009, we had cash and cash equivalents of U.S.$8,126 million compared to U.S.$6,499 million at December 31, 2008. The increase in our cash and cash equivalents was primarily due to an increase in domestic investment securities in the three-month period ended March 31, 2009 compared to December 31, 2008.

Operating activities provided net cash flows of U.S.$5,902 million in the three-month period ended March 31, 2009 compared to U.S.$6,127 million in the three-month period ended March 31, 2008. Cash generated by operating activities was mainly affected by net operating revenues, which decreased U.S.$8,130 million during the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008.

Net cash used in investing activities increased to U.S.$6,528 million in the three-month period ended March 31, 2009 compared to U.S.$6,070 million in the three-month period ended March 31, 2008. This increase was due primarily to capital expenditures totaling U.S.$6,330 million, including U.S.$3,144 million related to our exploration and production projects in Brazil, mainly in the Campos Basin.

Net cash provided by financing activities amounted to U.S.$2,192 million in the three-month period ended March 31, 2009 compared to net cash used in financing activities of U.S.$908 million in the three-month period ended March 31, 2008. This increase was primarily due to a decrease in dividend payments and funds raised by PifCo through the issuance of Global Notes.

Our net debt increased to U.S.$21,833 million as of March 31, 2009 compared to U.S.$20,852 million as of December 31, 2008, primarily due to funds raised by PifCo through the issuance of Global Notes, and to pre-shipment export financing. Most of the proceeds were allocated to finance our 2009-2013 Business Plan and our oil imports.

			Percent
			Change
Balance sheet data	March 31,	December	(March 31,	March 31,
	2009	31, 2008	2009 versus	2008
			December
			31, 2008)

	(U.S.$ million)

Cash and cash equivalents	8,126	6,499	25.0	6,201
Short-term debt	2,664	2,399	11.0	1,928
Total long-term debt	20,006	17,562	13.9	14,934
Total project financings	6,712	6,795	(1.2)	6,483
Total capital lease obligations	577	595	(3.0)	708
Net debt (1)	21,833	20,852	4.7	17,852
Shareholders’ equity (2)	64,499	61,909	4.2	69,980
Total capitalization (3)	94,458	89,260	5.8	94,033
	March 31,	December	March 31,
Reconciliation of Net debt	2009	31, 2008	2008
	(U.S.$ million)
Total long-term debt	20,006	17,562	14,934
Plus short-term debt	2,664	2,399	1,928
Plus total project financings	6,712	6,795	6,483
Plus total capital lease obligations	577	595	708
Less cash and cash equivalents	8,126	6,499	6,201
Net debt (1)	21,833	20,852	17,852

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes adjustments in the amount of U.S.$38 million (gain) on March 31, 2009 and U.S.$37 million (gain) on December 31, 2008, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.
(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. On March 31, 2009, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$2,664 million compared to U.S.$2,399 million on December 31, 2008.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the BNDES and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$20,006 million on March 31, 2009 compared to U.S.$17,562 million on December 31, 2008. See Note 10 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Project Financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,712 million on March 31, 2009 compared to U.S.$6,795 million on December 31, 2008. This decrease in outstanding project financing was primarily due to decreased debt relating to the Barracuda/Caratinga, PDET Offshore and Cabiúnas projects. See Note 12 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Extinguished securities

On March 31, 2009, and December 31, 2008, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the same amount of U.S.$749 million. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and project financing. See Note 12 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Off Balance Sheet Arrangements

As of March 31, 2009, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$6,330 million in the three-month period ended March 31, 2009, a 3.8% increase compared to our investments of U.S.$6,097 million in the three-month period ended March 31, 2008. Our investments in the three-month period ended March 31, 2009 were primarily directed toward increasing production in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in the three-month period ended March 31, 2009, U.S.$3,144 million was invested in exploration and development projects (49.7% in the Campos Basin), including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the three-month periods ended March 31, 2009 and 2008:

Activities

		For the three-month periods
		ended March 31,
		2009	2008
		(U.S.$ million)
•	Exploration and Production	3,144	3,480
•	Supply	1,590	1,035
•	Gas and Energy	947	662
•	International:
	Exploration and Production	347	615
	Supply	25	61
	Distribution	1	2
	Gas and Energy	25	2
•	Distribution	52	68
•	Corporate	199	172

Total capital expenditures		6,330	6,097

Dividends and Interest on Shareholders´ Equity

On April 08, 2009, our shareholders approved a dividend distribution of U.S.$4,242 million at the Ordinary General Shareholder Meeting relating to the year ended December 31, 2008. This proposal complies with our by-laws regarding the guaranteed rights of preferred shares, and includes US$3,004 million of interest on shareholders’ equity already approved by our board of directors. The dividends were restated according to the SELIC rate from December 31, 2008 to the initial date of payment. The first payment was scheduled for April 24, 2009, but was not paid until April 29, 2009 due to the imposition of an injunction by a Rio de Janeiro court that was quickly overturned. The remaining balance will be paid to shareholders on August 14, 2009.

Subsequent Events

We incurred additional indebtedness after March 31, 2009, including a U.S.$10 billion loan from the China International Bank and U.S.$2.0 billion in international bilateral loans. See Note 20 of our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		For the three-month periods ended
		March 31,
4Q-2008		2009	2008

28,039	Sales of products and services	22,899	33,351
	Less:

(5,164)	Value-added and other taxes on sales and services	(4,219)	(5,896)
(538)	CIDE	(468)	(1,113)

22,337	Net operating revenues	18,212	26,342

(14,775)	Cost of sales	(10,020)	(15,380)
(1,285)	Depreciation, depletion and amortization	(1,328)	(1,450)
(569)	Exploration, including exploratory dry holes	(420)	(380)
(519)	Impairment	-	-
(1,766)	Selling, general and administrative expenses	(1,440)	(1,706)
(185)	Research and development expenses	(146)	(237)
	Employee benefit expense for non-active
(197)	participants	(166)	(208)
(723)	Other operating expenses	(436)	(603)

(20,019)	Total costs and expenses	(13,956)	(19,964)

2,318	Operating income (loss)	4,256	6,378

(317)	Equity in results of non-consolidated companies	(15)	81
508	Financial income	337	441
(224)	Financial expense	(126)	(109)
	Monetary and exchange variation on monetary
748	assets and liabilities, net	(211)	(53)
(162)	Other taxes	(63)	(109)
(233)	Other expenses, net	(131)	-

320		(209)	251

2,638	Income (Loss) before income taxes	4,047	6,629

	Income tax expense:
568	Current	(965)	(1,713)
(2,224)	Deferred	(332)	(348)

(1,656)	Total income tax expense	(1,297)	(2,061)

982	Net income for the period	2,750	4,568

1,184	Net income attributable to the noncontrolling interest	(114)	(67)

2,166	Net income (loss) attributable to Petrobras	2,636	4,501

	Weighted average number of shares outstanding

5,073,347,344(*)	Common	5,073,347,344	5,073,347,344(*)
3,700,729,396(*)	Preferred	3,700,729,396	3,700,729,396(*)

	Basic and diluted earnings per share

0.25(*)	Common and Preferred	0.30	0.51(*)

	Basic and diluted earnings per ADS

0.50(*)	Common and Preferred	0.60	1.02(*)

(*)	For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 (b) of our unaudited consolidated financial statements as of March 31, 2009.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of March	As of December
	31, 2009	31, 2008
Assets
Current assets
Cash and cash equivalents	8,126	6,499
Marketable securities	149	124
Accounts receivable, net	6,052	6,613
Inventories	7,020	7,990
Recoverable taxes	3,311	3,281
Other current assets	2,499	2,251

Total current assets	27,157	26,758

Property, plant and equipment, net	90,245	84,719

Investments in non-consolidated companies and other investments	3,264	3,198

Non-current assets
Accounts receivable, net	1,069	923
Advances to suppliers	2,461	2,471
Petroleum and Alcohol Account – receivable from Federal Government	351	346
Marketable securities	1,833	1,738
Restricted deposits for legal proceedings and guarantees	838	798
Recoverable taxes	3,396	3,095
Others	1,622	1,649

Total non-current assets	11,570	11,020

Total assets	132,236	125,695

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	6,702	7,763
Short-term debt	2,664	2,399
Current portion of long-term debt	1,536	1,531
Current portion of project financings	1,864	1,780
Current portion of capital lease obligations	255	251
Taxes payable	4,051	3,605
Payroll and related charges	1,529	1,398
Dividends and interest on capital payable	4,160	3,652
Other current liabilities	2,907	2,377

Total current liabilities	25,668	24,756
Long-term liabilities
Long-term debt	18,470	16,031
Project financings	4,848	5,015
Capital lease obligations	322	344
Employees’ benefits obligation - Pension and Health care	5,919	5,787
Deferred income taxes	7,584	7,080
Other liabilities	4,167	4,114

Total long-term liabilities	41,310	38,371
Shareholders' equity
Shares authorized and issued:
Preferred share – 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 – 5,073,347,344 shares	21,088	21,088
Reserves and others	28,305	25,715

Petrobras’ Shareholders' Equity	64,499	61,909

Noncontrolling interest	759	659

Total Equity	65,258	62,568

Total liabilities and shareholders’ equity	132,236	125,695

Statement of Cash Flows Data
(in millions of U.S. dollars)

		For the three-month periods ended
		March 31,
4Q-2008		2009	2008

	Cash flows from operating activities
2,166	Net income for the period	2,636	4,501

	Adjustments to reconcile net income to net cash
	provided by operating activities:
1,285	Depreciation, depletion and amortization	1,328	1,450
141	Dry hole costs	241	175
	Equity in the results of non-consolidated
317	companies	15	(76)
(295)	Foreign exchange (gain)/loss	444	597
	Noncontrolling interest in income of
(1,185)	subsidiaries	114	67
2,225	Deferred income taxes	332	348
907	Other	176	135

	Working capital adjustments
1,848	Decrease (increase) in accounts receivable, net	467	(654)
3,929	Decrease (increase) in inventories	608	(693)
(2,367)	Increase in taxes payable	367	496
147	Increase in trade accounts payable	(1,217)	551
(866)	Advances to suppliers	(7)	(391)
(731)	Recoverable taxes	(270)	(290)
	Increase (decrease) in other working capital
669	adjustments	668	(89)

8,190	Net cash provided by operating activities	5,902	6,127

(9,770)	Net cash flows from investing activities	(6,528)	(6,070)

4,223	Net cash flows from financing activities	2,192	(908)

	Increase (Decrease) in cash and cash
2,643	equivalents	1,566	(851)
	Effect of exchange rate changes on cash and
(1,426)	cash equivalents	61	65
	Cash and cash equivalents at beginning of
5,282	period	6,499	6,987

	Cash and cash equivalents at the end of
6,499	period	8,126	6,201

Income Statement by Segment

	Three-month period ended March 31, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	149	9,493	1,109	1,661	5,800	-	-	18,212
Inter-segment net operating revenues	5,819	5,326	232	124	186	-	(11,687)	-

Net operating revenues	5,968	14,819	1,341	1,785	5,986	-	(11,687)	18,212

Cost of sales	(3,117)	(10,930)	(1,114)	(1,340)	(5,522)	-	12,003	(10,020)
Depreciation, depletion and amortization	(730)	(273)	(80)	(156)	(34)	(55)	-	(1,328)
Exploration, including exploratory dry holes	(354)	-	-	(66)	-	-	-	(420)
Selling, general and administrative
expenses	(77)	(500)	(74)	(176)	(279)	(367)	33	(1,440)
Research and development expenses	(63)	(34)	(3)	-	(2)	(44)	-	(146)
Employee benefit expense for non-active
participants	-	-	-	-	-	(166)	-	(166)
Other operating expenses	(32)	(134)	(79)	(67)	(3)	(121)	-	(436)

Cost and expenses	(4,373)	(11,871)	(1,350)	(1,805)	(5,840)	(753)	12,036	(13,956)

Operating income (loss)	1,595	2,948	(9)	(20)	146	(753)	349	4,256

Equity in results of non-consolidated
companies	-	(24)	9	-	-	-	-	(15)
Financial income (expenses), net	-	-	-	-	-	-	-	-
Other taxes	(8)	(12)	(9)	(12)	(2)	(20)	-	(63)
Other expenses, net	(29)	45	(5)	(141)	-	(1)	-	(131)

Income (Loss) before income taxes	1,558	2,957	(14)	(173)	144	(774)	349	4,047

Income tax benefits (expense)	(529)	(1,014)	8	(3)	(49)	409	(119)	(1,297)

Net income for the period	1,029	1,943	(6)	(176)	95	(365)	230	2,750

Net income attributable to the
noncontrolling interest	34	(31)	(20)	10	-	(107)	-	(114)

Net income (loss) attributable to
Petrobras	1,063	1,912	(26)	(166)	95	(472)	230	2,636

Income Statement by Segment

	Three-month period ended March 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	158	15,567	1,643	1,905	7,069	-	-	26,342
Inter-segment net operating revenues	14,176	5,933	224	204	115	-	(20,652)	-

Net operating revenues	14,334	21,500	1,867	2,109	7,184	-	(20,652)	26,342

Cost of sales	(4,637)	(21,124)	(1,717)	(1,567)	(6,552)	-	20,217	(15,380)
Depreciation, depletion and amortization	(828)	(277)	(90)	(129)	(52)	(74)	-	(1,450)
Exploration, including exploratory dry holes	(296)	-	-	(84)	-	-	-	(380)
Selling, general and administrative
expenses	(81)	(583)	(139)	(167)	(325)	(442)	31	(1,706)
Research and development expenses	(122)	(47)	(18)	(1)	(2)	(47)	-	(237)
Employee benefit expense for non-active
participants	-	-	-	-	-	(208)	-	(208)
Other operating expenses	(2)	(75)	(280)	(67)	25	(204)	-	(603)

Cost and expenses	(5,966)	(22,106)	(2,244)	(2,015)	(6,906)	(975)	20,248	(19,964)

Operating income (loss)	8,368	(606)	(377)	94	278	(975)	(404)	6,378

Equity in results of non-consolidated
companies	(1)	-	10	71	-	1	-	81
Financial income (expenses), net	-	-	-	-	-	279	-	279
Other taxes	(19)	(18)	(16)	(12)	(5)	(39)	-	(109)
Other expenses, net	(4)	(2)	-	1	-	5	-	-

Income (Loss) before income taxes	8,344	(626)	(383)	154	273	(729)	(404)	6,629

Income tax benefits (expense)	(2,837)	213	133	(51)	(93)	437	137	(2,061)

Net income for the period	5,507	(413)	(250)	103	180	(292)	(267)	4,568

Net income attributable to the
noncontrolling interest	(57)	17	-	(59)	-	32	-	(67)

Net income (loss) attributable to
Petrobras	5,450	(396)	(250)	44	180	(260)	(267)	4,501

Other Operating Expenses by Segment

	Three-month period ended March 31, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Allowance for marking inventory to market value	-	(47)	(5)	(46)	-	-	-	(98)
Institutional relations and cultural projects	(8)	(2)	(1)	-	(3)	(69)	-	(83)
Idle capacity at thermoelectric power plants	-	-	(77)	-	-	-	-	(77)
Unscheduled stoppages of plant and equipment	(42)	(20)	-	-	-	-	-	(62)
HSE expenses	(8)	(4)	-	-	-	(23)	-	(35)
Losses from legal proceedings	(4)	(8)	-	(3)	(6)	(12)	-	(33)
Contractual fines	-	-	(10)	-	-	-	-	(10)
Ship or pay commitments	-	-	-	(6)	-	-	-	(6)
Other	30	(53)	14	(12)	6	(17)	-	(32)

	(32)	(134)	(79)	(67)	(3)	(121)	-	(436)

	Three-month period ended March 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(12)	(9)	-	-	(5)	(134)	-	(160)
Idle capacity at thermoelectric power plants	-	-	(93)	-	-	-	-	(93)
HSE expenses	(3)	(10)	(1)	-	-	(32)	-	(46)
Contractual fines	-	-	(146)	-	-	-	-	(146)
Losses from legal proceedings	(5)	(4)	-	(73)	(1)	(6)	-	(89)
Unscheduled stoppages of plant and equipment	(13)	(18)	-	-	-	-	-	(31)
Ship or pay commitments	-	-	-	(12)	-	-	-	(12)
Other	31	(34)	(40)	18	31	(32)	-	(26)

	(2)	(75)	(280)	(67)	25	(204)	-	(603)

Selected Balance Sheet Data by Segment

	Three-month period ended March 31, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,072	9,234	1,978	2,079	2,294	12,616	(3,116)	27,157

Cash and cash equivalents	-	-	-	-	-	8,126	-	8,126
Other current assets	2,072	9,234	1,978	2,079	2,294	4,490	(3,116)	19,031

Investments in non-consolidated
companies and other
investments	219	1,182	442	1,125	167	129	-	3,264

Property, plant and equipment,
net	49,071	17,077	11,853	9,376	1,650	1,240	(22)	90,245

Non-current assets	2,806	975	1,348	608	357	6,284	(808)	11,570

Total assets	54,168	28,468	15,621	13,188	4,468	20,269	(3,946)	132,236

Selected Balance Sheet Data by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated
companies and other
investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment,
net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of March 31, 2009)	10,363	2,477	772	334	1,663	(2,421)	13,188

STATEMENT OF INCOME
(Three-month period ended March 31, 2009)
Net Operating Revenues	481	1,143	110	495	1	(445)	1,785

Net operating revenues to third parties	203	878	97	482	1	-	1,661
Inter-segment net operating revenues	278	265	13	13	-	(445)	124

Net income (loss) attributable to Petrobras	58	(243)	15	24	(59)	39	(166)

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS (As of December 31, 2008)	10,274	2,592	807	354	1,805	(2,393)	13,439

STATEMENT OF INCOME
(Three-month period ended March 31, 2008)
Net Operating Revenues	636	1,307	119	597	1	(551)	2,109

Net operating revenues to third parties	277	932	107	588	1	-	1,905
Inter-segment net operating revenues	359	375	12	9	-	(551)	204

Net income (loss) attributable to Petrobras	71	16	41	(18)	(45)	(21)	44

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.